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Hoot Health

Helping Doctors Educate Patients, Book More Treatments & Grow Revenue Automatically. Trusted by 100+ practices nationwide, generating $500K in annual recurring revenue, and backed by the former CEO of Pfizer, Hoot is transforming how doctors communicate with patients in a $20B market hungry fo ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



The Future of Specialty Care Patient Conversi...
HELPING DOCTORS
EARN MOR

HOOT

Raised $0

Days Left 105

Launch — $10,000 Min — $1,235,000 Max

Overview | Team | About | Communication Channel | Updates

Business Description

What is Hoot?

Hoot is an AI-powered marketing automation platform designed for busy doctors. It helps practices convert more patients into high-value, out-of-pocket treatments.

The platform automates patient education with doctor personalized, condition-specific videos that are delivered via text or email. When patients get educated with videos, it helps earn trust and increase credibility with the doctor.



Workflow
Dr. Edward Schultz
Patient Name: Cassandra
Pre-Visit
Welcome Campaign - OD Re
visionfocus.app-hoot.com
What is a Cataract & How is it Treated?
What is a Cataract & How is it Treated?
with Edward Schultz, MD
Dr. Edward Schultz

Problem

Doctors are underpaid, overstressed, and losing specialty patients.

Insurance plans are squeezing reimbursements, forcing doctors to take on more patients while earning less. The result? Endless paperwork, shorter visits, and less time for real patient care. To regain control, many doctors are pivoting to private-pay specialty services that are more fulfilling and financially rewarding.

But here's the challenge: converting interested patients into specialty treatments is harder than it looks. Specialty conditions and treatments are complex.. too much to explain in one rushed visit. Patients leave confused, overwhelmed, and often fail to move forward with care.

The result? **Unbooked specialty treatments. Lost revenue. Overworked staff. And patients delaying the care they need.**

> *I was generating $4,000 a month with our specialty practice and today we're doing about $25,000 a month because of Hoot.*
>
> *-Dr. Jonathan Knutson*

*The above testimonial may not be representative of the opinions or the experiences of other customers and are not a guarantee of future performance or success.

Solution

Hoot **educates patients** for doctors.

With Hoot, doctors don't need to squeeze complex conversations into a 10-minute visit. Instead, they can record or use pre-made specialty videos that are automatically sent to patients' phones. These clear condition-specific videos explain treatment in plain language, helping patients feel confident, informed, and ready to book.

Doctors earn trust when they reach the patient on video with their voice and their expertise.

Security Type:
Equity Security

Price Per Share
$2.50

Shares For Sale
494,000

Post Money Valuation:
$48,293,825

Investment Bonuses!
TBD

Regulatory Exemption:
Regulation Crowdfunding – Section 4(a)(6)

Deadline:
December 31, 2025

Minimum Investment Amount:
$500

Target Offering Range:
$10,000-$1,235,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

How It Works:

1. The doctor adds a patient to Hoot (through EMR or patient list).
2. Hoot sends the patient a text or email with a video.
3. The patient watches, understands, and books their treatment.

Key Outcomes:

- Up to **50% more patient conversions**.
- **Better-informed patients** who say yes to care..
- **Less stress and burnout** for doctors and staff.


The Hoot Method™
Through testing and refining different strategies, Dr. Shefali Miglani and Bob Miglani developed a program that transforms how doctors engage with their patients:
1
Clear Process
Doctors are guided to deliver value and build trust at every step of the patient journey, even before patients arrive.
2
Elevated Presentation
Doctors learn exactly what to say, what not to say, and how to communicate effectively without overwhelming patients.
3
Right Platform
Doctors educate and engage patients at home through their own automated, customized videos sent throughout the patient journey.

Our Story

Hoot was founded by **Bob Miglani**, a former Pfizer executive, and **Dr. Shefali Miglani**, a practicing doctor who faced a daily frustration in her exam room: she knew patients needed treatment, but there was never enough time to explain it in a way they truly understood.

Like most doctors, she saw patients nod politely, then walk out confused. And when they got home, where most healthcare decisions are really made, **in the kitchen, at the table, with a spouse or loved one**, they struggled to explain what the doctor had said. Too often, the answer became "maybe later" or "let's hold off."

That's why they built **Hoot**: an AI-powered platform that delivers condition-specific videos straight to the patient's phone. Now, instead of trying to remember a rushed explanation, the patient can **show the video to their spouse**, have a clear discussion at home, and feel confident about moving forward with care.

Why Hoot Works

Hoot combines **AI powered automation** with a growing library of **specialty video content** across eye care, dentistry, obesity treatment, hormone therapy, dermatology, orthopedics, and more. These short, **condition specific videos** don't just inform, they **empower patients** to have the right conversations with their families, turning uncertainty into action.

And with the **Hoot Method**, doctors and staff learn exactly how to implement the platform effectively in their practice. The method provides clear guidance on the right **language**, **timing**, and **processes** to use with patients, ensuring campaigns run smoothly, conversations are clear and persuasive, and **conversions** are maximized.

Key benefits:

- **AI-powered automation**: patient education delivered automatically
- **Condition-specific video libraries**: specialty-focused and easy to understand
- **Proven ROI**: 40–50% conversion lift across dozens of practices
- **Hoot Method training**: equips doctors and staff to communicate effectively and implement seamlessly

Innovating Patient Engagement


Record Videos
Doctors can create authentic patient content
Doctor Clone
Generate unlimited AI-driven videos
Hoot's AI Agent
AI
Automates patient education and follow-ups for doctors

Business Model

Hoot is a B2B SaaS company with a recurring subscription model. Clinics pay a monthly fee for access to the platform, video content, and campaign automation.

Tiered pricing by specialty and volume supports scalable growth and predictable cash flow.

Business Model

Hoot is a B2B SaaS company with a recurring subscription model. Clinics pay a monthly fee for access to the platform, video content, and campaign automation.

Tiered pricing by specialty and volume supports scalable growth and predictable cash flow.



Doctors get instant access to 100+ educational videos on IPL, RF, Ortho-K, IOL, and more.
Or they can become content creators themselves, uploading their own videos to educate patients.
Empowering Doctors with Content
Doctors' content is automatically delivered to patients at the right time throughout their journey.
Pre-Made Patient Journey
Doctors get patient-ready messages they can activate instantly or set to send automatically when new patients are added.
Pre-Made Texts and Emails

Market Projection

A $20B+ Market in AI-Powered Healthcare Automation

The healthcare market is in the middle of a massive shift. Declining insurance reimbursements are forcing doctors to adopt private pay specialty services, the fastest growing, highest margin segment in medicine.

- **Eye Care**: myopia management, dry eye, LASIK, premium cataract IOLs
- **Dental & Oral Health**: implants, cosmetic dentistry, clear aligners
- **Metabolic & Wellness**: weight loss, GLP 1 therapies, hormone & thyroid management
- **Dermatology & Aesthetics**: cosmetic procedures, advanced skin care, regenerative aesthetics
- **Surgical Specialties**: plastic, orthopedic, and regenerative joint therapies
- **Oncology & Rare Diseases**: precision medicine, immuno oncology, rare cancers, blood & genetic disorders

Despite strong demand, the biggest barrier isn't patient interest.. it's **patient conversion.** Doctors know patients need treatment, but they can't fully explain complex specialty care in a rushed appointment. Patients nod in the office, then go home and struggle to explain what happened in the office to their spouse or loved one at home, where most healthcare decisions are actually made. The result is lost revenue, stressed doctors, and patients delaying vital care.

This creates a multi-billion-dollar opportunity for AI-powered patient education and automation.

Hoot directly addresses this gap. With a platform that automates education, follow-ups, and campaign delivery through condition-specific videos, Hoot helps doctors increase conversions by **40–50%**, improve patient satisfaction, and reduce staff burnout.

The broader AI healthcare automation market already exceeds **$20B** and is accelerating as practices embrace digital-first tools. Doctors adopting Hoot not only see measurable ROI but also gain a **sustainable competitive advantage** in a market where patient understanding directly drives revenue.

Hoot is positioned to become the **category leader** in patient education automation. Empowering doctors, unlocking new specialty revenue streams, and transforming how advanced care is delivered.



Target Markets
1 Optometry
2 Dentistry
3 Plastic Surgery
4 Dermatology
Target Markets
70% Demo-to Sign-Up Rate
3x Revenue Increase
12+ Key Partnerships

Competition

While several platforms claim to support medical marketing, few are purpose-built for automated, AI-driven patient conversion in specialty private-pay care.

Company	Target Market	Automation	Content Personalization	Proven Results
Hoot Health	Specialty Care (Optometry, Aesthetics, etc.)	Full automation	Condition-specific videos	40–50% conversion lift
Podium / Weave / NexHealth	General Healthcare Comms	Manual-heavy	Generic reminders	No conversion data
PatientPop / Doctible	SEO & Practice Mgmt	Limited	Minimal	Focused on web presence
Klara / SolutionReach	Patient messaging	Manual or semi-auto	Not content-driven	No ROI guarantees

Notable Collaborations

Sponsored by J&J Vision, hosting sponsored content on its platform to drive engagement and education

Notable Investors

Backed by Ian Read (former Pfizer CEO) as an advisor and investor, lending credibility and significant expertise to Hoot's mission

Traction & Customers

Hoot is already delivering measurable results. Over 100 practices use the platform, generating $500K in annual recurring revenue with a 70% demo-to-sign conversion rate. Practices see **40–50% higher patient conversions**, and one client reported **3x more consults in just 60 days**.

Hoot's proprietary AI technology is protected by **three provisional patents**, and the platform is trusted by major partners including **Johnson & Johnson Vision**. Backed by **Ian Read, former CEO of Pfizer**, Hoot combines proven results, industry credibility, and innovative technology to drive real impact for doctors and patients.



HOOT
I was struggling to get patients for my IPL but within the first month of signing up with Hoot I've gotten 5 new sign-ups and I have more in the pipeline.
Dr. Bradley Schuster

HOOT
I had only 3 patients doing IPL in 7 months. In just the first 2 months of using Hoot, 8 patients have started treatment and several others are in the process.

HOOT
Six people signed for my IPL within one month of using Hoot.

To view all of our testimonials, click here

Investors

Why Invest?

Doctors face falling insurance reimbursements, rising patient expectations, and increasing pressure to grow revenue. Hoot provides the simple solution they need.. already proven across 100+ practices.

You're not just investing in a company. You're helping doctors become better educators and marketers.

Your investment will accelerate:

- AI product enhancements and integrations
- Expansion into 1,000+ clinics
- New specialty-specific video libraries
- Key hires in engineering and growth

Invest now to help doctors thrive, not just survive.



HOOT
MYOPIA CARE
Revolutionize Healthcare Marketing with Hoot
Join the growing $20B market with Hoot's proven AI-powered platform, trusted by leading healthcare practices. Drive innovation and impact patient care today!

Terms

Up to $1,235,000.00 in Common Stock at $2.50 per share with a minimum target amount of $10,000.00.

Offering Minimum: $10,000.00 | 4,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 494,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50 per Share
Minimum Investment Amount (per investor): $500.00 | 200 shares of Common Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500.00. The Company must reach its Target Offering Amount of $10,000.00 by December 31, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Overview   Team   About   Communication Channel   Updates



Bob Miglani
Founder and CEO
Background
Former Pfizer exec & healthcare innovator



Dr. Shefali Miglani
CMO
Background
Practicing doctor & patient care expert

Overview   Team   About   Communication Channel   Updates

Company Name

Hoot Health

Location

**500 State Route 33
Suite 2i
Millstone, New Jersey 08535**

Number of Employees

9

Incorporation Type

C-Corp

State of Incorporation

New Jersey

Date Founded

May 21, 2021

Company Website

  